UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: June 23, 2026	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

English translation of Company’s June 23, 2026 filing with the Taiwan Stock Exchange Corporation’s (“TWSE”)
Market Observation Post System (“MOPS”).

Date of announcement: 2026/06/23

Subject: The acquisition of plant engineering works and equipment accessories

Date of events: 2026/06/23

To which item it meets: Article 4, Paragraph 1, Item 20 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Plant engineering works and equipment accessories
2.
Date of occurrence of the event: 2025/07/02~2026/06/23
3.
Date of the board of directors resolution: Not applicable
4.
Other approval date: 2026/06/23 (approval level: President of the Company).
5.
Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

The acquisition of plant engineering works and equipment accessories with a total transaction price of NT$512,231 thousand.

6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: MAU TSWEN MECHANICAL ENGINEERING CO., LTD.

Relation with the Company: None

7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable
8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable
9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

The Company will perform pursuant to the terms and conditions set forth in the purchase orders agreed by both parties.

11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The Company has referred to the market value and negotiated through mutual agreement between both parties, and handled in accordance with the internal authorization.

12.
Name of the professional appraisal firm or company and its appraisal price: Not applicable
13.
Name of the professional appraiser: Not applicable
14.
Practice certificate number of the professional appraiser: Not applicable
15.
The appraisal report has a limited price, specific price, or special price: Not applicable
16.
An appraisal report has not yet been obtained: Not applicable
17.
Reason for an appraisal report not being obtained: Not applicable

18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable
19.
Name of the CPA firm: Not applicable
20.
Name of the CPA: Not applicable
21.
Practice certificate number of the CPA: Not applicable
22.
Broker and broker’s fee: Not applicable
23.
Concrete purpose or use of the acquisition or disposal: For manufacturing purpose
24.
Any dissenting opinions of directors to the present transaction: Not applicable
25.
Whether the counterparty of the current transaction is a related party: No
26.
Date of ratification by supervisors or approval by the audit committee: Not applicable
27.
The transaction is to acquire a real property or right-of-use asset from a related party: No
28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: Not applicable
29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: Not applicable
30.
Date on which material information regarding the same event has been previously released: Not applicable
31.
Any other matters that need to be specified: None